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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 23 2017
Washington DC
117

SEC FILE NUMBER
~~8-621~~ 8-00021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign Legacy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Gray Fox Run
(No. and Street)

Pinehurst	NC	28374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline M Westbrook — (910) 692-8271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacqueline M Westbrook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign Legacy Securities, Inc., as of December, 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Kristy B Cleaveland


KRISTY B. CLEAVELAND
Notary Public
Moore County
NORTH CAROLINA

Exp: 4/24/2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN LEGACY SECURITIES, INC.

Table of Contents


Dave Banerjee CPA, an Accountancy Corporation


CERTIFIED PUBLIC ACCOUNTANT
CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sovereign Legacy Securities, Inc.

We have audited the accompanying statement of financial condition of Sovereign Legacy Securities, Inc. as of December 31, 2016 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Sovereign Legacy Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sovereign Legacy Securities, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016, including the computation of net capital under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Sovereign Legacy Securities, Inc.'s financial statements. The supplemental information is the responsibility of Sovereign Legacy Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
March 20, 2017

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367 Ph 818-657-0288

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2016

		2016
ASSETS		
Current Assets:		
Cash & cash equivalents	$	37,960
Commission receivable		20,439
Other receivable		-
Prepaid asset		2,799
Total Current Assets		61,198
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets	**$**	**61,198**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Payroll taxes	$	520
Commissions payable		18,084
Total Current Liabilities		**18,604**
Stockholders' Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200
Paid in capital		115,951
Retained Earnings (Deficit)		(73,557)
Total Stockholders' Equity		42,594
Total Liabilities and Stockholders' Equity	**$**	**61,198**

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS AND CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2016

		2016
COMMISSION REVENUE	$	62,475
		0
VARIABLE CONTRACT REVENUE		157,138
TOTAL REVENUE		**219,613**
EXPENSES		
Officers' salary		77,533
Repairs and maintenance		-
Telephone and utilities		-
Interest		-
Office expense		-
Profession Services		21,236
Commission		115,373
Payroll taxes		5,766
Insurance		-
Taxes and licenses		727
Miscellaneous expense		2,591
Regulatory expense		6,285
Total Expenses		229,511
OPERATING INCOME (LOSS)		**(9,898)**
Other income (expense)		406
Interest		10
TOTAL OTHER INCOME (EXPENSE)		**416**
NET INCOME(LOSS) BEFORE INCOME TAXES		**(9,482)**
Provision for income taxes		-
NET INCOME (LOSS) AFTER INCOME TAXES		**(9,482)**

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2016

	2016
CHANGES IN STOCKHOLDERS' EQUITY	
Beginning Stockholders' Equity	**44,476**
Capital Contributions	7,600
Net Income/ (Loss)	(9,482)
Ending Stockholders' Equity	**$ 42,594**

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(9,482)
Adjustments to reconcile net Income		
to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in receivable & prepaid		1,556
(Increase) Decrease in receivable		25,229
Increase (Decrease current liabilities		(23,419)
Net cash provided (used) by operating activities		**(6,116)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		7,600
Net cash from financing activities		**7,600**
NET INCREASE (DECREASE) IN CASH		**1,483**
Cash and cash equivalents at beginning of year		36,477
Cash and cash equivalents at end of year	**$**	**37,960**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest expense	-0-
Income taxes	-0-

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and it follows accounting and recording keeping policies established by those agencies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statements. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes. There has not been recent examination by the Internal Revenue Service and the only open years subject to examination are generally the years ending after December 31, 2012. There is a net operating loss carryforward of $9483 reported from the year ending 2016, with loss carryforwards expiring as follows (year expiring, amount expiring): 2023 $6,285, 2024 $3,652, 2025 $575, 2026 $718, 2027 $6,895, 2029 $12,125, 2030 $3,004, 2031 $75, 2032 $53, 2033 $47, 2034 $46 and 2035 $33,475.

Current Tax Provisions	2016
Federal	$ -
State	-
	$ -

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

Cash & Cash Equivalents includes all monies in banks and highly liquid instruments with maturity dates of less than three months.

Concentrations of Credit Risk Arising from Cash Deposits

The company maintains amounts in bank deposits accounts that have not exceeded federally insured limits.

NOTE 2 – BROKER DEALER UNDER SEC RULE 15c3-1 PARAGRAPH (a)(2)(v)

The company is registered with the Securities and Exchange Commission as a broker-dealer. The company operates under paragraph (a)(2)(v) of Rule 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers. No customer funds were received in the current year.

NOTE 3 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2016, the company had net capital of $37,260. This amount exceeded the required net capital by $12,260. The company's percentage of aggregate indebtedness to net capital was 49.93% for the year ended December 31, 2016.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.

Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.

Level 3: Fair value based on significant value driver inputs that are not observable.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
December 31, 2016

Cost and fair value of cash and cash equivalents and marketable equity securities at December 31, 2016 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1- Cash and Cash Equivalents	$ 37,960	-	-	$ 37,960
Level 1- Marketable Equity Securities	-	-	-	-
Total- Level 1	**$ 37,960**	**$ -**	**$ -**	**$ 37,960**

The company had no transfers into or out of Level 1 fair value instruments during 2016, nor did it hold any Level 2 or Level 3 financial instruments during 2016.

NOTE 5 – LEASING ARRANGEMENTS

The company no longer has a lease commitment for office facilities. The registered individuals at the firm work from their home office.

NOTE 6 – UNCERTAINTIES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through March 20, 2017.

In the normal course of business activities, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the company's statement of financial condition. The company is not under any current examination as of March 20, 2017 and there are no actions to disclose.

NOTE 7 – SUBSEQUENT EVENTS

These financial statements considered subsequent events through the date March 20, 2017 the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2016

		2016
TOTAL STOCKHOLDERS' EQUITY	$	42,594
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(5,153)
TENTATIVE NET CAPITAL		37,440
Haircut on securities		180
NET CAPITAL	**$**	**37,260**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		18,604
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		49.93%
MINIMUM NET CAPITAL REQUIRED		25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		12,260
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2016		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		37,260
Audit adjustment for accrued and other expenses		-
NET CAPITAL PER ABOVE	$	37,260

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
December 31, 2016

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
EXEMPTION REPORT
For the Year Ended December 31, 2016

Sovereign Legacy Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1 through December 31, 2016 without exception.

I, Jacqueline M. Westbrook swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sovereign Legacy Securities, Inc.



Jacqueline M. Westbrook

Date: 3-20-17



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Sovereign Legacy Securities, Inc.

We have reviewed management's statements, included in the accompanying (the Company) Exemption Report in which (1) Sovereign Legacy Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) Company, stated that Sovereign Legacy Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17C.F.R 240.15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
March 20, 2017